Exhibit 1

PDC Energy: A Company in Denial and a Board Asleep at the Wheel

NEW YORK and DENVER, April 23, 2019 – Kimmeridge Energy Management Company, LLC ("Kimmeridge" or the "Firm") today released a presentation highlighting a history of excessive pay and misalignment with shareholders at PDC Energy, Inc. ("PDC" or the "Company") (NYSE:  PDCE). Over the past two years, PDC’s Board has rewarded management with bonuses greater than 100% of target despite the fact that in both years the Company missed four out of five internally-set performance metrics, and over the last 3 years has seen a total shareholder return (TSR) of -44%.

The strong compensation in light of such poor performance is symptomatic of a Board that is not interested in holding management accountable. Put simply, this Board has fallen asleep at the wheel. Despite the evident failings, in a recent letter to shareholders PDC claimed that, “In 2018, our entire team executed well on our strategic plan and achieved strong financial and operating results.” This letter, in which the Company recommended that shareholders vote for the PDC slate of nominees, is mistaken in a number of key areas:

1.	PDC says it “Has the Right Strategy for Driving Long-Term Shareholder Value”

Absolute TSR has been negative over the past 1-, 2- and 3-year periods. Over the last 3 years, TSR has been negative 44%, putting PDC in the 39th percentile of its chosen peer group. 2018 Reported Net Income was $2 million and Adjusted Net Income was negative $196 million, on a capital base of roughly $4 billion.

2.	PDC says its Board is “Highly Qualified and Has the Expertise and Skills Needed to Drive Value”

Multiple board members have a history of leading underperforming firms. Mark Ellis, who is up for election this year, was the CEO of Linn Energy when it filed for bankruptcy protection in 2016. For leading LINN through bankruptcy Mark received $60 million. Jeff Swoveland, the chairman of PDC’s Board, was also a LINN Board member for ten years as the company declined and filed for Chapter 11. Weatherford International’s General Counsel, Christina Ibrahim joined in May 2015, and since then1 the company’s share price has declined an estimated 95%.

3.	PDC says “Mr. Brookman has led PDC as it has delivered on its financial commitments and is leading the successful execution of the Company’s operating plan”

Mr. Brookman missed four of five internally set performance targets in 2018 and 2017. The company also continues to report a material weakness in internal controls over financial reporting for the second year in a row.

4.	PDC says appointing the Kimmeridge nominees “would narrow the perspectives and skill sets represented on the Board” and that they have “carefully reviewed Kimmeridge’s nominees”

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1 Stock price of WFT as of May 29, 2015 was $13.62 and as of April 18, 2019 was $.61.

The Kimmeridge nominees – James Adelson, Alice Gould, and Ben Dell – have a strong and demonstrated track record of thinking like equity owners and acting to increase value at their respective businesses. Despite claiming to have carefully reviewed the Kimmeridge nominees, no member of PDC’s management or Board has asked to meet or speak with Mr. Adelson or Ms. Gould both of whom are highly qualified and experienced professionals.

As an executive at a privately held oil company for 30 years, Mr. Adelson has significant operating experience while being a careful steward of capital.

Ms. Gould has a long history as an investor focused on value, a skill currently missing from the PDC Board. She previously led the Private Investments team at DUMAC, Inc., an investment office that manages over $18 billion for Duke University’s endowment and other assets.

Mr. Dell has 20 years of industry experience focused on the unconventional space, with a successful track record of investing through the commodity price cycle. His private investment firm is co-headquartered in Denver and New York, with an on the ground operations and geological team in Colorado.

5.	PDC says Kimmeridge is trying to use PDC as a “Vehicle to Pursue its own M&A Agenda”

Kimmeridge and its Nominees are aligned with shareholders and our efforts in this engagement would only be rewarded through appreciation of PDC’s stock price. As shareholders, we have discussed numerous strategic ideas with PDC to address its subscale position in two key basins and have offered to support management in execution. Kimmeridge holds no other interests in public energy companies.

Kimmeridge is proposing to elect directors who are aligned with shareholders, will hold management accountable, and stand ready to put PDC on a path to profitability.

IMPORTANT

We urge you to tell your Board what you think by voting GOLD. YOUR VOTE IS CRITICAL, no matter how many or how few shares you own. Please VOTE GOLD “FOR ALL” of the Kimmeridge Nominees.

You can vote electronically via the Internet, by telephone or by signing and dating the GOLD proxy card and mailing it in the postage paid envelope provided. If you have questions about the voting process or need help in voting your shares, please feel free to reach out to our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 750-8338 or collect at (212) 750-5833.

Media Contact:
Daniel Yunger / Cathryn Vaulman
Kekst CNC
212.521.4800
daniel.yunger@kekstcnc.com
cathryn.vaulman@kekstcnc.com

Legend
Kimmeridge Energy Management Company, LLC ("Kimmeridge"), Kimmeridge Active Investments, LLC, Kimmeridge Chelsea, LLC, Benjamin Dell, Alice E. Gould, James F. Adelson, Alexander Inkster, Noam Lockshin, Henry Makansi and Neil McMahon (collectively, the "Participants") have filed a definitive proxy statement with the Securities and Exchange Commission (the "SEC"), along with an accompanying GOLD proxy card to be used in connection with the Participants' solicitation of proxies from the stockholders of PDC Energy, Inc. (the "Company") for use at the Company's 2019 annual meeting of stockholders. All stockholders of the Company are advised to read the foregoing proxy materials because they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company's stockholders and are, along with other relevant documents, available at no charge on the SEC's website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings are contained in the definitive proxy statement on Schedule 14A filed by Kimmeridge with the SEC on April 18, 2019. This document can be obtained free of charge from the source indicated above.